02015543

冠軍科技集團
CHAMPION TECHNOLOGY

02 MAR -1 AM 8:50

For Immediate Release

CHAMPION TECHNOLOGY TO EXPAND ITS OPERATIONS IN THE US

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Motorola to Transfer FLEX®, ReFLEX™ and POCSAG Product Lines to Multitone Electronics

Hong Kong (28 February 2002) – Michael Walker, Vice President, Europe, Champion Technology Holdings Limited (Champion) (SEHK:092), and Chief Executive, Multitone Electronics plc (Multitone), today announced a new Integrated Wireless Networking initiative. Motorola's Personal Communications Sector (PCS) will transition its paging subscriber device product lines to Multitone, UK-based subsidiary of Kantone Holdings Limited (Kantone) (SEHK:1059), a member of Champion Technology Group. ***Multitone will assume Motorola's role in the messaging industry*** as a provider of FLEX®, ReFLEX™ and POCSAG protocol-based devices. Over the next three quarters, the companies will work together to transition the above product lines.

"Motorola is committed to working with Multitone to transition POCSAG, FLEX® and ReFLEX™ product lines and we feel ***Multitone is capable of filling our place in the market***," said Karen Dunning, vice president and director of business development at Motorola's Wireless Messaging Division.

Motorola selected Multitone due to its 50 years of experience in developing and manufacturing wireless messaging devices. Multitone's broad capabilities are demonstrated by its success in serving a variety of on-site and wide-area customers, including BT, Vodafone, PageOne and other service providers throughout Europe.

Multitone will incorporate the product lines into its wide product portfolio by continuing to manufacture Motorola's FLEX and POCSAG protocol-based devices, including the Advisor® Elite and Advisor Gold word pagers, and ReFLEX protocol-based devices including the Talkabout® T900 and Timeport™ P935 personal communicators. These new product lines will complement Multitone's current distribution of Integrated Wireless Networking (IWN) products in the US, which has recently been expanded.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SUPPL

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CHAMPION TECHNOLOGY HOLDINGS LIMITED
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 傳真 (852) 2558 3333

"We are confident in our ability to offer network operators and service providers a seamless process for purchasing subscriber devices due to the transition plan we've developed with Motorola," said Michael Walker, CEO of Multitone. "In addition, I believe our technical solutions in the business-to-business sector, especially for "campus" environments, will add real value to the product offerings of service providers," he added.

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About Champion Technology (stock code 092)

Champion Technology (www.championtechnology.com) is the holding company of a communications software group of companies, with subsidiaries specialising in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of wireless solutions and services. The Group's current operations span over 50 countries, and include 3 Hong Kong listed companies and a former London listed company.

In recognition of the potential of the digital economy, the Group has in recent years been focusing on a number of fundamental Internet solutions, namely, speed and capacity of access, security and authentication, digital content creation, and e-Commerce. The Group's objective is to build on its global presence, especially in China, to promote e-services.

About Multitone

Founded in 1931 in the UK, Multitone is a pioneer in radio engineering, having developed and installed the world's first paging system in St. Thomas' Hospital in 1955. Prior to its acquisition by Champion Technology in 1993, Multitone had been listed on the London Stock Exchange for 11 years since 1982. Multitone is now a subsidiary of Kantone Holdings and a member of the Champion Technology Group. Multitone's expertise is in the provision and support of high performance wireless networks that lives depend on every minute of the day. In UK alone, over 60 per cent of the hospital market and over 85 per cent of the fire brigade services have chosen Multitone as their communications provider.

About Kantone (stock code 1059)

Kantone (www.kantone.com) is a leading supplier of IT solutions and communications services with a global market presence in over 50 countries. Members of the Group have 50 years of unrivalled radio technology experience. As a front-runner in the digital communications arena, Kantone's mission is to be an outstanding supplier of innovative communications products and services that enable total mobility and round-the-clock connectivity in the Age of Digital Convergence.

About Motorola

Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2001 were $30 billion.

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Please direct your enquiries to:
Corporate and Public Affairs Division
Tel: 28969320 Fax: 25583111
Email: ir@championtechnology.com
Web Site: http://www.championtechnology.com

Champion Technology Holdings Limited (Listed on the Hong Kong Stock Exchange in August 1992)

Ten-Year Financial Summary

(In HK$'000)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
					Year ended 30 June					
Turnover	1,510,779	1,457,181	1,393,682	1,276,561	1,157,481	1,025,187	766,436	553,229	298,618	148,316
Operating Profit (before other *operating items)*	296,272	436,035	303,533	292,972	292,533	261,203	207,866	181,600	143,059	83,870
Net Profit for the Year	252,579	303,865	185,652	180,200	270,819	246,383	200,390	180,317	139,669	79,988
Dividends	16,286	25,389	13,868	8,338	312,531	54,690	42,436	64,430	53,556	10,000
					As at 30 June					
Total Assets	3,444,962	3,420,308	2,707,071	2,285,355	2,075,242	1,870,557	1,494,284	1,205,174	898,107	147,017
Total Liabilities & MI	868,794	1,088,909	714,688	671,350	632,096	553,440	512,315	404,027	95,683	44,070
Shareholders' Funds	2,576,168	2,331,399	1,992,383	1,614,005	1,443,146	1,317,111	981,969	801,147	802,424	102,947
EBITDA	638,566	596,344	492,029	415,744	505,826	415,326	317,602	238,160	176,003	99,404

Kantone Holdings Limited (Listed on the Hong Kong Stock Exchange in January 1997)

Six-Year Financial Summary

(In HK$'000)	2001	2000	1999	1998	1997	1996
			Year ended 30 June			
Turnover	699,790	776,432	694,481	674,201	617,282	583,465
Operating Profit (before other operating items)	102,668	135,058	86,921	86,363	85,523	79,516
Net Profit for the Year	101,832	110,188	59,842	57,271	85,585	65,084
EBITDA	172,247	162,862	122,444	103,838	130,048	113,149
			As at 30 June			
Total Assets	849,940	772,644	633,162	593,524	479,418	698,140
Total Liabilities	255,486	279,775	250,008	267,638	207,944	617,732
Shareholders' Funds	594,454	492,869	383,154	325,886	271,474	80,408